SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Ave., NW
Washington, DC 20004-2415
202.383.0100 Fax 202.637.3593
www.sutherland.com
STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com
March 14, 2011
VIA EDGAR
Dominic Minore, Esq.
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: TPG Specialty Lending, Inc. — Registration Statement on Form 10 filed on January 14, 2011
Dear Mr. Minore,
     On behalf of our client, TPG Specialty Lending, Inc. (the “Company”), we have set forth below the responses of the Company to the comments provided by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) during a telephonic conference on March 4, 2011 regarding the Company’s registration statement on Form 10 filed on January 14, 2011 (the “Form 10”). Prior to effectiveness of the Form 10, the Company intends to file Amendment No.1 to the Form 10 (the “Amended Form 10,” and each of the Form 10 and the Amended Form 10, the “Registration Statement”) to reflect the Company’s responses to the Staff’s comments as set forth below as well as some other changes. For ease of reference, the text of each of the Staff’s comments is set forth below in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10. All page references in the following responses correspond to the page numbers in the Form 10.
ATLANTA      AUSTIN      HOUSTON      NEW YORK      WASHINGTON DC

March 14, 2011

     1. Comment: On the cover page, please correct the file number (current Form 10 uses a file number appropriate for filings under the 1933 Act).
     Response: In response to the Staff’s comment, the Company has corrected the file number on the cover page of the Amended Form 10.
     2. Comment: On page 1 under “Forward-looking statements:” Please revise the disclosure to clarify that the safe harbor for forward-looking statements in Section 21E of the 1934 Act is not available to the Company.
     Response: In response to the Staff’s comment, the Company has clarified the disclosure under “Forward-looking statements.”
     3. Comment: On page 2 in the first paragraph under “General Development of Business:” Please update the expected timing of the closing of the Private Offering.
     Response: In response to the Staff’s comment, the Company has updated references to the closing of the Private Offering in the Amended Form 10 to reflect the current expectation with respect to timing.
     4. Comment: On page 2 in the first paragraph under “General:” Consider explaining the term “specialty finance investment company” and clarifying whether the Company will focus on any particular industry.
     Response: The Company respectfully submits that it considers the term “specialty finance investment company” to be a commonly used term that is widely understood to refer to the type of lending business conducted by many business development companies and other non-bank lenders with a “business model” similar to the Company’s. As stated in the Form 10, the Company will focus on U.S. domiciled middle-market issuers. The Company has clarified in the Amended Form 10 that it currently does not expect to limit its focus to any specific industry.
     5. Comment: On page 3 in the first paragraph under “The Investment Adviser:” Please advise if TSL Advisers, LLC has been registered under the Investment Advisers Act of 1940, as amended and if it has any relationship with the TSL Investment Management, LLC, a registered investment adviser.
     Response: On February 16, 2011, TSL Advisers, LLC filed an application on Form ADV for registration with the Commission as investment adviser. TSL Advisers, LLC is not affiliated, and has no other relationship, with TSL Investment Management LLC.

March 14, 2011

     6. Comment: On page 3 in the first paragraph under “The Investment Adviser:” Please revise disclosure to explain what it means for management of the Adviser to be “centered” in TPG Opportunities Partners, L.P.
     Response: In response to the Staff’s comment, the Company has clarified in the Amended Form 10 that management of the Adviser will consist primarily of senior executives of TPG Opportunities Partners, L.P.
     7. Comment: On page 4 in the second full paragraph: Please explain if the pre-IPO Management Fee waiver is a contractual term or subject to the discretion of the Adviser and consider disclosing the amount of the pre-IPO fee waiver. Please also confirm that there will be no recoupment of the fee waiver by the Adviser or any other person following the Company’s initial public offering (an “IPO”).
     Response: In response to the Staff’s comment and to reflect the current status of negotiations with investors, the Company has clarified in the Amended Form 10 that prior to an IPO, the Management Fee will be based on total capital available to the Company. The Company respectfully submits that the amount of the pre-IPO Management Fee affects only a handful of investors and that the Company therefore believes that the calculation of the pre- IPO Management Fee not to be material for purposes of disclosure in the Registration Statement. This amount has been disclosed to the relevant investors and is set forth in the Advisory Agreement that has been filed as an exhibit to the Registration Statement. Following an IPO, the Management Fee will be based on the Company’s gross assets and will be calculated in the manner disclosed in the Amended Form 10. The Company confirms that there will be no recoupment of any portion of the difference between the pre-IPO and post-IPO Management Fee following an IPO of the Company.
     8. Comment: On page 4: Please acknowledge the Staff’s position concerning the accrual of an expense in connection with the Incentive Fee.
     Response: The Company advises the Staff that it will accrue an expense in connection with the Incentive Fee in a manner consistent with guidance from the Division’s Office of Chief Accountant.
     9. Comment: On page 4 in paragraph (ii): please include the calculation of Weighted Percentage in Form 10 rather than referring to Exhibit 10.1.
     Response: In response to the Staff’s comment, the Company has included an explanation of the calculation of Weighted Percentage in the Amended Form 10 without referring to Exhibit 10.1.
     10. Comment: On page 4 in the last paragraph: Please explain if there is a cap on the reimbursement of the Adviser for reasonable costs and expenses, and if the Company has an estimate for the amount of the reasonable costs and expenses that will be reimbursed.
     Response: As set forth under “Fees and Expenses” starting on page 6, initial organization and operating costs will be borne by the Company up to an aggregate amount of $1.5 million. The Company has clarified in the Amended Form 10 that there is otherwise no cap on the reasonable costs and expenses for which the Adviser will be reimbursed. The Company

March 14, 2011

expects its amount of reimbursement expenses to be comparable to those of other externally managed business development companies.
     11. Comment: On page 5 in the fifth paragraph: Please disclose if there is a fee or charge for the granting of the license to use the name “TPG.”
     Response: In response to the Staff’s comment, the Company has added disclosure in the Amended Form 10 clarifying that there is a nominal fee associated with the granting of the license to use the name “TPG.”
     12. Comment: On page 8 in the last paragraph: Please consider describing the circumstances under which the Company will issue a “drawdown” notice and explaining consequences of investor defaults or refusals to comply with the drawdown notice?
     Response: There is no schedule or specific trigger for drawdowns to occur; in response to the Staff’s comment, the Company now states in the Amended Form 10 that the Board will issue drawdown notices in accordance with available investment opportunities and the capital needs of the Company. Although it is possible that investors may default or refuse to comply with a drawdown notice, based on their experience with commitment/drawdown structures in the private equity space, officials of the Company do not expect many defaults to occur due to the reputational harm such a default would cause to the defaulting investor and the Company’s right to pursue contractual remedies against the defaulting investor pursuant to the terms of the subscription agreement.
     13. Comment: On page 8 in the last paragraph: Please consider describing the circumstances that will cause the Board to conduct a “Qualified IPO.”
     Response: The Company respectfully submits that the timing of its IPO will depend on market conditions and other factors that are difficult to predict at this time. The Company’s Board will be guided in making its ultimate determination regarding when to effect an IPO by its fiduciary obligations to the Company, including any obligations arising under the 1940 Act. The Company has added disclosure to the Amended Form 10 consistent with the foregoing.
     14. Comment: On page 9 in the first full paragraph: Please explain why one of the founding investors was granted certain corporate governance rights, and advise if the investor has exercised the nomination right and how long the nomination right persists.
     Response: The investor was granted this nomination right because it is a founding investor with a large capital commitment. This investor has not yet nominated a director. In response to the Staff’s comment, the Company has clarified in the Amended Form 10 that this nomination right exists at any time that the investor does not have a representative on the Board.

March 14, 2011

     15. Comment: On page 9 in the first full paragraph: please confirm and disclose in the Form 10 that no investor will be given any preferential treatment over any other investor in terms of the economics of the transaction.
     Response: In response to the Staff’s comment, the Company confirms and now states in the Amended Form 10 that no investor in the Private Offering will be given any preferential treatment in terms of the economics of the transaction.
     16. Comment: On page 9 in the fourth paragraph under “Regulation as a Public Business Development Company:” Please revise the disclosure to state that the portion of the Company’s portfolio invested in securities issued by investment companies will subject its stockholders to additional expenses.
     Response: In response to the Staff’s comment, the Company now states in the Amended Form 10 that the portion of its portfolio invested in securities issued by investment companies ordinarily will subject the Company’s stockholders to additional expenses.
     17. Comment: On page 10 in the second full paragraph: Please revise the disclosure to state that the Company will be subject to periodic examination by the Commission for compliance with the 1940 Act.
     Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Form 10 to state that it will be subject to periodic examination by the SEC for compliance with the 1940 Act.
     18. Comment: On page 16 in the last paragraph: Please clarify if the “500-persons” standard relates to 500 record holders or beneficial owners and state whether the Company expects this test to be met. At the time of any public offering, please consider appropriate risk factor disclosure regarding this limitation on deduction for certain expenses.
     Response: In response to the Staff’s comment, the Company has clarified in the Amended Form 10 that the “500-persons” standard referenced in this paragraph relates to 500 beneficial owners and that, pending its IPO, the Company does not expect to meet this test. The Company will consider adding an appropriate risk factor disclosing this limitation on deduction for certain expenses in the offering document for any future securities offering.
     19. Comment: On page 18 in the last paragraph: Please advise why the Company expects that it will take multiple years to invest substantially all of the capital commitments, whether the full amount of advisory fees will be payable during this time and how this timing expectation relates to the expected timing of the IPO.

March 14, 2011

     Response: The Company respectfully submits that this risk factor disclosure was intended to alert investors that the timing of drawdowns, and the IPO depends on investment opportunities and market conditions, which are difficult to predict at this time. Prior to the occurrence of an IPO, the management fee payable by the Company will equal an annual rate of (i) 0.25% of aggregate committed but undrawn capital plus (ii) 0.75% of aggregate drawn capital (including capital drawn to pay Company expenses), payable quarterly in arrears. The incentive fee payable by the Company is based on the Company’s total net investment income and cumulative capital gains, and thus is not payable on any portion of committed but undrawn capital. The Company has revised the Advisory Agreement to clarify the foregoing.
     In response to the Staff’s comment, the Company has clarified in the Amended Form 10 that the timing of investment of capital commitments is subject to investment opportunities and other market conditions that are difficult to predict at this time, and that it may take multiple years until all capital commitments are drawn down and invested.
     20. Comment: On page 25 in the risk factor regarding collateralized loan obligations: Please clarify that securitized investments, including CLOs, may be considered “non-qualifying assets” for purposes of the 70% test of Section 55 of the 1940 Act.
     Response: In response to the Staff’s comment, the Company now states in the Amended Form 10 that these investments may be considered “non-qualifying assets” for purposes of the 70% test of Section 55 of the 1940 Act.
     21. Comment: On page 29 in the last paragraph: Please confirm that the Company does not intend to enter into derivatives for speculative purposes.
     Response: In response to the Staff’s comment, the Company now states in the Amended Form 10 that it intends to enter into derivative agreements for hedging purposes and not for speculative purposes.
     22. Comment: On page 34 in the first paragraph under “Allocation of Loan Origination Investment Opportunities:” Please explain if the Adviser, TOP and TPG are contractually obligated to make all loan origination opportunities to middle-market borrowers available to the Company, and please clarify the contractual restriction on the Adviser and its affiliates not to act as manager of or primary source of transactions for other investment funds with the same investment objective.
     Response: The allocation of these loan origination opportunities to the Company is not a contractual obligation of the Adviser, TOP or TPG. In addition, the Company has revised the disclosure to provide that pursuant to the Subscription Agreements entered into with investors, the Adviser and its affiliates are not permitted to act as manager of, or the primary source of transactions for, other pooled investment funds with the same investment objective as

March 14, 2011

the Company until the first to occur of (i) the fourth anniversary of the Closing, which is referred to as the Commitment Period, (ii) the date of a Qualified IPO and (iii) the time that at least 75% of the investors’ aggregate capital commitments have been contributed to the Company.
     23. Comment: On page 39 under Item 10: please explain the rationale for the expected redemption of outstanding shares (1,000 shares held by Tarrant Advisors, Inc.).
     Response: Shares of the Company’s common stock were initially issued to Tarrant Advisors, Inc., an affiliate of the Adviser, in order to facilitate corporate organizational and structural matters and the initial capitalization of the Company. The Company plans to redeem these shares at cost (i.e., for an aggregate purchase price of $1,000) immediately prior to the initial capital drawdown of the Company. The Company has added disclosure to the Amended Form 10 consistent with the foregoing.
     24. Comment: On page 40 in the last paragraph: Please confirm if shareholder approval is required to implement the Board actions to cause the Company to change its form and/or jurisdiction of organization or wind down and/or liquidate and dissolve the Company.
     Response: In response to the Staff’s comment, the Company has clarified in the Amended Form 10 that, in accordance with Article XII of the Certificate of Incorporation and Section 58 of the 1940 Act, shareholder approval is required for these actions.
     25. Comment: On page 43 in the third paragraph: please confirm that all material provisions with respect to the Board and the stockholder voting requirements have been disclosed.
     Response: In response to the Staff’s comment, the Company confirms that all material provisions with respect to the Board and stockholder voting requirements have been disclosed. In addition, the Company has deleted in the Amended Form 10 the statement that reference should be made to the Company’s certificate of incorporation on file with the Commission for the full text of these provisions.
     26. Comment: Please explain why a reference in the Form 10 to the ongoing private placement offering will not constitute general solicitation or general advertisement and why the Subscription Agreement was filed as an exhibit to the Form 10.
     Response: As disclosed in the Form 10, subsequent to the effectiveness of the Registration Statement, the Company will conduct a Private Offering of its common shares to certain investors in a private placement in reliance on exemptions from the registration requirements of the 1933 Act.

March 14, 2011

     The Company respectfully submits that the limited disclosure regarding the Private Offering is the minimal amount of information that is both responsive to the form requirements of the Form 10 and necessary to present to the public and the Commission a full and accurate picture of the Company and its plan of operation for the current fiscal year, as well as the governance implications of the right of one of its founding investors to nominate a representative to serve as a director on the Company’s Board. For registrants that have not received revenue from operations during each of the three prior fiscal years, Item 101(a)(2) of Regulation S-K under the 1934 Act requires disclosure in a registration statement on Form 10 of the registrant’s plan of operation for the remainder of the fiscal year, which should include any “material areas which may be peculiar to the registrant’s business.” Since substantially all of the Company’s cash resources (prior to receipt of revenue from operations) will be the proceeds from the Private Offering and one investor in the Private Offering will have certain governance rights, the Company’s plan of operations contemplates and requires completion of the Private Offering, and the Company therefore considers limited disclosure regarding the Private Offering to be responsive to the form requirements and appropriately included in the Form 10.
     The Private Offering will be conducted in accordance with Section 4(2) of the 1933 Act and Regulation D promulgated thereunder. Each investor in the Private Offering was either initially approached and solicited by or on behalf of the Company or enjoyed a substantive, pre-existing relationship with the Company, its affiliates or agents. Similarly going forward, we will apply the same standards for solicitation of investors in the Private Offering. We hereby affirm that, to date, no investor in the Private Offering independently contacted the Company following the filing of the Form 10. In addition, the Form 10 does not include any material additional information that was not previously released to the investors in the Private Offering.
     The Company therefore believes that, pursuant to the general principles set forth by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Securities Act Release No. 33-8828 (Aug. 3, 2007) (the “Release”), the exemption from registration under Section 4(2) of the 1933 Act should be available for the Private Offering, regardless of the fact that the Form 10 includes limited disclosure about the Private Offering. We respectfully submit that the principles set forth in the Release are often applied to issuers that disclose limited information regarding concurrent private offerings in registration statements for public offerings, just as public asset managers regularly publicly disclose their initial closings of private funds, in both cases without triggering “general solicitation” concerns.
     The Company also respectfully submits that the filing of the Subscription Agreement as Exhibit 4.1 to the Form 10 reflects the Company’s position that the Subscription Agreement, as an instrument defining the rights of security holders, is required by Regulation S-K to be filed as an exhibit to the Form 10.

March 14, 2011

     27. Comment: In note 3 to the financial statements, given that the financial statements do not reflect any organizational expenses having been accrued, the Staff assumes that the Adviser will absorb those expenses. If the start-up expenses are, in fact, to be borne by the Company, those expenses should be reflected in the financials.
     Response: Pursuant to a telephonic conversation with Kevin Rupert at the Staff on March 11, 2011, the Company will file a Current Report on Form 8-K with the Commission contemporaneously with the effectiveness of the Registration Statement on March 15, 2011. The 8-K will disclose that the Company has entered into the Administration Agreement with the Adviser as of that date, as a result of which the Company has accrued an expense of $1.5 million for the reimbursement of the Adviser for certain initial organization and operating costs, in accordance with the terms of the Administration Agreement.
*           *           *
     The Company has authorized us to acknowledge on its behalf that: (1) it is responsible for the adequacy and accuracy of the disclosures in its filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, the Company has authorized us to acknowledge that the Division of Enforcement of the SEC has access to all information provided to the Staff in connection with the filing.
     If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm

cc:	Joshua Easterly/ TPG Specialty Lending, Inc.
David Stiepleman/ TPG Specialty Lending, Inc.
Michael Gerstenzang, Esq./ Cleary Gottlieb Steen & Hamilton LLP
Adrian Leipsic, Esq./ Cleary Gottlieb Steen & Hamilton LLP
Amanda Lee Hollander, Esq./ Sutherland Asbill & Brennan LLP